UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Cynergistek, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

23258P105

(CUSIP Number)

JOSEPH M. MANKO, JR.

HORTON CAPITAL PARTNERS, LLC

1717 Arch Street, Suite 3920

Philadelphia, PA 19103

(215) 399-5402

ANDREW FREEDMAN, ESQ.

MEAGAN REDA, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 18, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23258P105

1	NAME OF REPORTING PERSON

HORTON CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,104,564* (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,104,564* (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,104,564* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99% (See Item 5)
14	TYPE OF REPORTING PERSON

IA; OO

*Includes 454,148 Shares underlying the Initial Warrant (as defined and described in Item 3) that is currently exercisable, subject to the 9.99% Beneficial Ownership Limitation (as defined and described in Item 3) and excludes 45,852 Shares underlying the Initial Warrant, which may not be exercised due to the 9.99% Beneficial Ownership Limitation.

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CUSIP No. 23258P105

1	NAME OF REPORTING PERSON

HORTON CAPITAL PARTNERS FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,104,564* (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,104,564* (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,104,564* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99% (See Item 5)
14	TYPE OF REPORTING PERSON

PN

*Includes 454,148 Shares underlying the Initial Warrant that is currently exercisable, subject to the 9.99% Beneficial Ownership Limitation, and excludes 45,852 Shares underlying the Initial Warrant, which may not be exercised due to the 9.99% Beneficial Ownership Limitation.

3

CUSIP No. 23258P105

1	NAME OF REPORTING PERSON

HORTON CAPITAL PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,104,564* (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,104,564* (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,104,564* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99% (See Item 5)
14	TYPE OF REPORTING PERSON

OO

*Includes 454,148 Shares underlying the Initial Warrant that is currently exercisable, subject to the 9.99% Beneficial Ownership Limitation, and excludes 45,852 Shares underlying the Initial Warrant, which may not be exercised due to the 9.99% Beneficial Ownership Limitation.

4

CUSIP No. 23258P105

1	NAME OF REPORTING PERSON

JOSEPH M. MANKO, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,104,564* (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,104,564* (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,104,564* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99% (See Item 5)
14	TYPE OF REPORTING PERSON

IN

* Includes 454,148 Shares underlying the Initial Warrant that is currently exercisable, subject to the 9.99% Beneficial Ownership Limitation and excludes 45,852 Shares underlying the Initial Warrant, which may not be exercised due to the 9.99% Beneficial Ownership Limitation.

5

CUSIP No. 23258P105

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Horton Capital Partners Fund, LP, a Delaware limited partnership (“HCPF”), with respect to the Shares directly owned by it;
(ii)	Horton Capital Partners LLC, a Delaware limited liability company (“HCP”), as the general partner of HCPF;
(iii)	Horton Capital Management, LLC, a Delaware limited liability company (“HCM”), as the investment manager of HCPF; and
(iv)	Joseph M. Manko, Jr. (“Mr. Manko”), as the Managing Member of each of HCP and HCM.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as described in Item 6 of the Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is 1717 Arch Street, Suite 3920, Philadelphia, PA 19103.

(c)       The principal business of HCPF is purchasing, holding and selling securities for investment purposes. The principal business of HCP is serving as the general partner of HCPF. The principal business of HCM is serving as the investment manager of HCPF. The principal occupation of Mr. Manko is serving as the managing member of HCP and HCM.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Manko is a citizen of the United States of America.

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CUSIP No. 23258P105

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by HCPF were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.

The aggregate purchase price of the 650,416 Shares directly owned by HCPF is approximately $2,206,597, including brokerage commissions, 55,824 Shares of which were purchased by HCPF pursuant to the February 7 Letter Agreement (as defined in the Schedule 13D).

On April 3, 2020, HCM entered into the Securities Purchase Agreement (as defined and described in Item 4 of Amendment No. 1 to the Schedule 13D) with the Issuer. In consideration for its obligations under the Securities Purchase Agreement, HCM received a warrant (the “Initial Warrant”), with a 10-year term, to purchase up to 500,000 Shares (the “Warrant Shares”), for an exercise price of $2.50 per share, subject to certain anti-dilution adjustments and limitations, as set forth in the Initial Warrant, including a conversion cap which precludes the Holder (as defined in the Securities Purchase Agreement) from exercising all or a portion of the Initial Warrant if, after such exercise, such Holder would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, more than 9.99% of the Shares outstanding immediately after giving effect to such exercise (the “9.99% Beneficial Ownership Limitation”). On April 7, 2020, HCM transferred the Initial Warrant to HCPF.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On August 18, 2020, the client of the Horton Managed Account terminated that certain investment advisory agreement with HCM. As a result, HCM no longer retains voting or dispositive power with respect to the 303,872 Shares held in the Horton Managed Account (the “Managed Account Termination”), representing 100% of the client’s interest in the Issuer.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon a denominator that is the sum of: (i) 10,597,024 Shares outstanding, as of August 12, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2020, and (ii) certain of the 500,000 Shares underlying the Initial Warrant. As of the close of business on August 19, 2020, the 9.99% Beneficial Ownership Limitation limits the exercise of the Initial Warrant to 454,148 of the 500,000 Shares underlying the Initial Warrant.

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CUSIP No. 23258P105

A.	HCPF
(a)	As of the close of business on August 19, 2020, HCPF beneficially owned 1,104,564 Shares, including 454,148 Shares underlying the Initial Warrant.

Percentage: Approximately 9.99%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,104,564
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,104,564

(c)	HCPF has not entered into any transactions in the securities of the Issuer during the past 60 days.
B.	HCP
(a)	As the general partner of HCPF, HCP may be deemed the beneficial owner of the 1,104,564 Shares beneficially owned by HCPF, including 454,148 Shares underlying the Initial Warrant.

Percentage: Approximately 9.99%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,104,564
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,104,564

(c)	HCP has not entered into any transactions in the securities of the Issuer during the past 60 days.
C.	HCM
(a)	As the investment manager of HCPF, HCM may be deemed the beneficial owner of the 1,104,564 Shares beneficially owned by HCPF, including 454,148 Shares underlying the Initial Warrant.

Percentage: Approximately 9.99%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,104,564
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,104,564

(c)	HCM has not entered into any transactions in the securities of the Issuer during the past 60 days. See Item 4 above regarding the Managed Account Termination.
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CUSIP No. 23258P105

D.	Mr. Manko
(a)	As the Managing Member of each of HCP and HCM, Mr. Manko may be deemed the beneficial owner of the 1,104,564 Shares beneficially owned by HCPF, including 454,148 Shares underlying the Initial Warrant.

Percentage: Approximately 9.99%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,104,564
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,104,564

(c)	Mr. Manko has not entered into any transactions in the securities of the Issuer during the past 60 days. See Item 4 above regarding the Managed Account Termination.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

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CUSIP No. 23258P105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2020	HORTON CAPITAL PARTNERS FUND, LP

	By:	Horton Capital Partners, LLC, its general partner

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

HORTON CAPITAL PARTNERS, LLC

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

HORTON CAPITAL MANAGEMENT, LLC

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

/s/ Joseph M. Manko, Jr.
JOSEPH M. MANKO, JR.

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